Aurora Cannabis Provides Update on Australis Capital Public Listing

Australis Expected to Commence Trading and Distribution of Units to Aurora Shareholders on September 19, 2018

TSX: ACB

EDMONTON, Sept. 14, 2018 /CNW/ - Aurora Cannabis Inc. ("Aurora" or the "Company") (TSX: ACB) (OTCQB: ACBFF) (Frankfurt: 21P; WKN: A1C4WM) and Australis Capital Inc. ("Australis") today announced the common shares and warrants (together the "Units") of Australis are expected to commence trading on the Canadian Securities Exchange (the "CSE") under the trading symbol "AUSA" at the opening of trading on September 19, 2018 immediately following the completion of the distribution of Units by Aurora to its shareholders.

The U.S. Cannabis Market

To date, the medical use of cannabis is legal in 31 states, the District of Columbia and the territories of Guam and Puerto Rico. Nine states plus the District of Columbia have proceeded with consumer legalization. While momentum continues to build at the state level, cannabis remains a Schedule 1 controlled substance at the under the federally governed Controlled Substances Act. Consequently, the U.S. cannabis market is fragmented in nature and includes many high-quality operations and technology innovators with limited access to capital. This has created a compelling opportunity for well capitalized Canadian companies to invest in U.S. assets, especially considering anticipated market growth, with over 50% of the U.S. population currently living in states with legal access.

Recent changes in U.S. federal positioning with respect to cannabis have positively impacted the perception of risk to invest in U.S. cannabis assets. This has further incentivized capital market participants to seek opportunities to fund U.S. based operations.

Australis Capital

Australis synthesizes decades of relevant expertise, its strong historical relationship with Aurora Cannabs and other strategic relationships, and capital investment execution to build value in the cannabis value chain in the United States. Targeting investments in cannabis and associated real estate opportunities, Australis is well positioned for early-stage access to attractively priced opportunities. Following an oversubscribed, non-brokered private placement, raising gross proceeds of $17 million, Australis is aggressively identifying high quality investment opportunities with strong growth potential. Australis has assembled a management team with significant U.S. capital markets, operating and regulatory compliance experience governed by an industry best board of directors and deeply rooted cannabis investment advisory committee.

Through aggressive and disciplined investment, access to capital markets, Australis will leverage strategic relationships with Aurora Cannabis and others to maximize deal flow and discounted investments.

Management Commentary

"With Australis we've brought together an impressive management team and Board with vast capital markets and cannabis industry backgrounds to evaluate and pursue investments in the highly fragmented and opportunity-rich U.S. cannabis market," said Terry Booth, CEO of Aurora. "Upon completion of the distribution, Australis' independent opportunity team will leverage their combined experience while applying the Aurora Standard to assessing and executing on accretive opportunities that will drive long term shareholder value."

"Our team has wasted no time evaluating a number of potential investment opportunities across the US cannabis industry and excited to initiate our investment strategy upon completion of the distribution" stated Scott Dowty, CEO of Australis. We're entering the market at the right time to capitalize on these transactions and generate shareholder value. I look forward to providing regular updates as we complete these investments and further define growth vectors to what will be a disciplined, reflective and aggressive mandate."

Update on Distribution of Australis Units to Aurora Shareholders

Following completion of Australis' public listing, Aurora and Australis expect the previously announced distribution of shares and warrants (the "Distribution") will be completed and the Australis shares and warrants will commence trading on the CSE on September 19, 2018 under the symbol "AUSA". In accordance with the terms of the Distribution, eligible Aurora shareholder will be paid one Unit of Australis for every 34 Aurora shares outstanding as at August 24, 2018 (the "Record Date). Each Unit will consist of one common share and one share purchase warrant of Australis. Each warrant will entitle the holder thereof to acquire one share at an exercise price of $0.25 per Australis share, on or prior to 4:00 p.m. (Eastern Time) on the date that is one year after the Distribution.

In accordance with applicable securities laws, only Canadian beneficial shareholders can participate in the Distribution.

Canadian beneficial shareholders or their broker representatives are required to confirm Canadian residency by no later than September 14, 2018, otherwise they will be deemed to be non-resident shareholders and will receive the net cash proceeds from the sale of their units. Canadian shareholders who hold their shares in Aurora through a brokerage or other account are therefore urged to contact their brokers to ensure that their brokers have confirmed Canadian residency in the manner to be provided by CDS or DTCC, as applicable.

About Aurora

Headquartered in Edmonton, Alberta, Canada with funded capacity in excess of 500,000 kg per year and sales and operations in 18 countries across five continents, Aurora is one of the world's largest and leading cannabis companies. Aurora is vertically integrated and horizontally diversified across every key segment of the value chain, from facility engineering and design to cannabis breeding and genetics research, cannabis and hemp production, derivatives, high value-add product development, home cultivation, wholesale and retail distribution.

Highly differentiated from its peers, Aurora has established a uniquely advanced, consistent and efficient production strategy, based on purpose-built facilities that integrate leading-edge technologies across all processes, defined by extensive automation and customization, resulting in the massive scale production of high quality product at ultra-low costs. Intended to be replicable and scalable globally, these production facilities are designed to produce cannabis of significant scale, with high quality, industry-leading yields, and ultra-low per gram production costs. Each of Aurora's facilities is built to meet European Union (EU) GMP standards, and both its first production facility and its wholly owned European medical cannabis distributor Pedanios have achieved this level of certification.

In addition to the Company's rapid organic growth and strong execution on strategic M&A, which to date includes 15 companies – MedReleaf, CanvasRX, Peloton Pharmaceutical, Pedanios, H2 Biopharma, Urban Cultivator, BC Northern Lights, Larssen Greenhouses, CanniMed Therapeutics, Anandia Labs, HotHouse Consulting, Agropro, Borela, and the pending acquisition of ICC Labs – Aurora is distinguished by its reputation as a partner of choice and employer of choice in the global cannabis sector, having invested in and established strategic partnerships with a range of leading innovators, including: The Green Organic Dutchman Holdings Ltd. (TSX: TGOD), Radient Technologies Inc. (TSXV: RTI), Hempco Food and Fiber Inc. (TSXV: HEMP), Cann Group Ltd. (ASX: CAN), Micron Waste Technologies Inc. (CSE: MWM), Choom Holdings Inc. (CSE: CHOO), Namaste Technologies Inc. (TSXV: N), Evio Beauty Group (private), Wagner Dimas (private), CTT Pharmaceuticals (OTCC: CTTH), and Alcanna Inc. (TSX: CLIQ).

Aurora's Common Shares trade on the TSX under the symbol "ACB", and are a constituent of the S&P/TSX Composite Index. For more information about Aurora, please visit our investor website, investor.auroramj.com, Twitter, Facebook or Instagram

Terry Booth, CEO
Aurora Cannabis Inc.

About Australis

Australis Capital identifies and invests in the cannabis industry predominately in the United States, a highly regulated, fragmented, fast growing and evolving industry. Investments may include and are not limited to equity, debt or other securities of both public and private companies, financings in exchange for royalties or other distribution streams, and control stake acquisitions. Australis Capital adheres to stringent investment criteria and will focus on significant near and mid-term high-quality opportunities with strong return potentials while maintaining a steadfast commitment to governance and community. Australis Capital's Board, Management and Advisory Committee members have material experience with, and knowledge of, the cannabis space in the U.S., extensive backgrounds in highly regulated industries, adherence to stringent regulatory compliance, public company and operational expertise. For more information, please visit us at www.ausacap.com

Forward looking statements

This news release includes statements containing certain "forward-looking information" within the meaning of applicable securities law ("forward-looking statements"). Forward-looking statements are frequently characterized by words such as "plan", "continue", "expect", "project", "intend", "believe", "anticipate", "estimate", "may", "will", "potential", "proposed" and other similar words, or statements that certain events or conditions "may" or "will" occur and include, but are not limited to: statements in respect of the timing and details of the Distribution, the financial prospects of Australis, the listing of Australis Shares and Warrants on the CSE and the terms of the Restricted Back-in Right. These statements are only predictions. Various assumptions were used in drawing the conclusions or making the projections contained in the forward-looking statements throughout this news release. Forward-looking statements are based on the opinions and estimates of management at the date the statements are made, and are subject to a variety of risks and uncertainties and other factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. Investors should refer to the final prospectus filed by Australis in connection with the Distribution for more information, in particular the risk factors described therein under the heading "Risk Factors". The Company is under no obligation, and expressly disclaims any intention or obligation, to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as expressly required by applicable law.

Neither TSX nor its Regulation Services Provider (as that term is defined in the policies of Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

Australis Capital Inc. (CNW Group/Aurora Cannabis Inc.)

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For further information: For Media: Heather MacGregor, +1.416.509.5416, heather.macgregor@auroramj.com, www.auroramj.com; For Investors: Marc Lakmaaker, +1.647.269.5523, marc.lakmaaker@auroramj.com, https://investor.auroramj.com; Rob Kelly, +1.647.331.7228, rob.kelly@auroramj.com, https://investor.auroramj.com; U.S. Investors: Phil Carlson / Elizabeth Barker, KCSA Strategic Communications, Phone: (212) 896-1233 / (212) 896-1203, Email: pcarlson@kcsa.com / ebarker@kcsa.com; Australis Contact: Scott Dowty, Chief Executive Officer, IR@ausacap.com

CO: Aurora Cannabis Inc.

CNW 07:30e 14-SEP-18